Consent of Qualified Person

I, N. Eric Fier, CPG, P.Eng., and CEO of the SilverCrest Metals Inc. (“the Company”), consent to the public filing of the technical report prepared for the Company titled “Technical Report and Updated Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico” effective September 13, 2018 and dated November 19, 2018 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in the news release of the Company dated September 19, 2018 (the “News Release”). I also confirm that I have read the News Release and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 19th day of November, 2018.

Original signed by
N. Eric Fier
________________________________
N. Eric Fier, CPG, P.Eng.
CEO, SilverCrest Metals Inc.

570 Granville Street, Suite 501 Vancouver, BC Canada V6C 3P1
Tel: 604-694-1730 Fax: 604-357-1313 www.silvercrestmetals.com